U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

  Rodgers                            Shane                  X.G.
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   (Last)                            (First)              (Middle)

  1420 Peerless Place, Apt. 302
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                                    (Street)

  Los Angeles                     California               90035
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

  Chancellor Group, Inc./CHAG
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

  December 31, 2000
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
     President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/23/97        A               50,000(1)    A     $.01                     D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/23/97        A            6,460,000(2)    A     $.01                     I     By Horizon IV
                                                                                                                       Trust
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Common Stock                          3-4/98         G              100,000       D     N/A                      I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/14/98        S               20,000       D     $.30                     I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          4/30/98        A              100,000       A     $10 total                I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/13/98        S              100,000       D     $.12                     I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/1/98         G               30,000       D     N/A                      I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6-8/98         S               50,000       D     $.15                     I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/2/98        G               10,000       D     N/A                      I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11-12/98       S               75,000       D     $.127                    I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           5/99          S              100,000       D     $.05                     I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          5/11/99        A              400,000(3)    A     $0.38/sh                 I     By Horizon II
                                                                                                                       Trust
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Common Stock                          5/11/99        J              100,000(4)    A     $0.05                    I     Horizon IV
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Common Stock                          7/99           G              400,000       D     N/A            -0-       I     Horizon II
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          7/24/00        A               35,000(1)    A     $0.25                    D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          9/28/00        J            2,925,000(5)    A     $0.50                    I     Horizon IV

Common Stock                          11-12/00       S               63,100       D     $0.287                   I     Horizon IV
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          10/30/00       P               15,000       A     $4000       100,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          12/00          G               20,000       D     N/A       9,653,500      I     Horizon IV
====================================================================================================================================

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
FORM 5 (continued)

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to purchase                                                            Common              $10                      Horizon
Common Stock        $6.00   7/26/98   J(6)      1,625,000    7/26/98  7/26/00  Stock    1,625,000  total    1,625,000 I     II Trust
------------------------------------------------------------------------------------------------------------------------------------
Convertible                                                                    Common              $10                      Horizon
preferred stock     -       7/26/98   J(7)      31,200                         Stock    5,200,104  total       31,200 I     II Trust
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
Table I:
(1) Shares of common stock awarded for compensation in lieu of cash.

(2) 6,460,000 shares of common stock were awarded pursuant to a settlement under Chancellor's acquisition of Radley Petroleum, a Texas corporation.

(3) Horizon II received 400,000 shares of Regulation S common stock for the value of $150,000 at $0.38 per share as an award for compensation due Shane Rodgers.

(4) Chancellor issued 100,000 shares worth $0.05 per share to Horizon IV Trust to reimburse Mr. Rodgers for 100,000 free-trading shares given to a consultant.

(5) Horizon IV Trust received 2,925,000 shares of common stock at $0.50 per share (a value of $1,462,500) as consideration in value for the asset acquisition of Getty Petroleum Inc. by Chancellor Group.

Table II:
(6)  Two-year   options  to  purchase   1,625,000   common  stock  for  a  total
consideration of $10 awarded to Mr. Rodgers for his work in acquiring Litchfield Petroleum Ltd. for Chancellor Group.

(7) 31,200 shares of convertible preferred stock were received for a total consideration of $10. One share of convertible preferred stock converts to
166.67 shares of common stock. Therefore, 31,200 shares of convertible preferred stock convert to 5,200,104 shares of common stock.



         /s/ Shane Rodgers                                  August 16, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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